21002445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 03 2021
Washington, DC

SEC FILE NUMBER
8-67371

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (mm/dd/yy) AND ENDING **12/31/2020** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Union Square Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 22nd Floor
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – if individual, state last, first, middle name)

50 West San Fernando Road, Suite 600	**San Jose**	**CA**	**94583**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Harriet Britt** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Union Square Advisors, LLC** , as of **February 26, 2021**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer
Title

SEE ATTACHED JURAT

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Contra Costa }

Subscribed and sworn to (~~or affirmed~~) before me on this 26th day of February, 20 21 by Harriet Britt, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

RESHMINI DEALMEIDA
COMM. #2216332
Notary Public - California
Contra Costa County
My Comm. Expires Oct. 27, 2021

R Dealmeida
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DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5
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TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Union Square Advisors LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Union Square Advisors LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
San Jose, California

We have served as the Company's auditor since 2007.

February 26, 2021

UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Assets	
Cash and cash equivalents	$ 1,953,176
Accounts receivable, net	218,666
Other receivable	24,000
Employee advance receivables	3,549
Related party receivables	79,478
Prepaid expenses	316,819
Restricted cash	754,724
Property and equipment, net	45,586
Right of use asset	649,832
Intangibles, net	932
Total assets	$ 4,046,762

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 494,008
Lease liability	682,836
PPP loan	935,100
Total liabilities	2,111,944
Member's equity	1,934,818
Total liabilities and member's equity	$ 4,046,762

UNION SQUARE ADVISORS LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue	
Transaction and advisory fees	$ 19,005,739
Engagement fees	1,350,625
Other income	12,617
Total revenue	20,368,981
Expenses	
Compensation and benefits	11,695,430
Occupancy and related	1,565,740
Research service fees	1,013,350
Travel and entertainment	144,636
Professional fees	724,130
Advertising and promotion	151,285
Depreciation and amortization	67,149
Other operating expenses	938,076
Total expenses	16,299,796
Net income	$ 4,069,185

UNION SQUARE ADVISORS LLC
Statement of Member's Equity
For the Year Ended December 31, 2020

Member's equity at December 31, 2019	$ 4,698,358
Member distributions	(6,832,725)
Net income	4,069,185
Member's equity at December 31, 2020	$ 1,934,818

UNION SQUARE ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 4,069,185
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	67,151
Changes in operating assets and liabilities	
Accounts receivable, net	3,257,966
Other receivables	(24,000)
Employee advance receivables	18,635
Related party receivables	(79,478)
Prepaid expenses	(105,018)
Right of use asset	1,148,056
Accounts payable and accrued expenses	34,323
Lease liability	(1,197,271)
Net cash provided by operating activities	7,189,549
Cash flows from financing activities	
Member distributions	(6,832,725)
Borrowings on PPP loan	935,100
Net cash used in financing activities	(5,897,625)
Change in cash, cash equivalents, and restricted cash	1,291,924
Cash, cash equivalents, and restricted cash at beginning of year	1,415,976
Cash, cash equivalents, and restricted cash at end of year	$ 2,707,900
Cash, cash equivalents, and restricted cash consisted of the following:	
Cash and cash equivalents	1,953,176
Restricted cash	754,724
	$ 2,707,900

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California, where it is headquartered, and New York, where it maintains an office. It is also approved as a broker-dealer in the following states and jurisdictions: Colorado, Connecticut, the District of Columbia, Florida, Illinois, Maryland, Massachusetts, North Carolina, Pennsylvania, Texas, Utah, Virginia, and Washington.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Transaction and advisory fees, including commissions related to private placements of securities, can be both fixed and variable and are generally recognized at the point in time that performance under the arrangement is completed, or the closing date of the transaction. Engagement fees are typically fixed and recorded at the point in time the fee is billed as that is when the performance obligations have been satisfied.

1. Nature of Business and Summary of Accounting Policies

Recently Adopted Accounting Pronouncements

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

The adoption of the standard did not have a material impact on the Company's financial statements.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Accounts receivable

Accounts receivable consist of client engagement fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2020.

Restricted cash

Restricted cash represents certificates of deposit held for the Company's letters of credit on its New York and San Francisco lease agreements.

1. Nature of Business and Summary of Accounting Policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.

Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2020.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

1. Nature of Business and Summary of Accounting Policies (continued)

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Advertising and promotion costs

The Company expenses advertising costs as incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2020, the Company has net capital of $1,426,164, which was $1,391,030 in excess of its required net capital of $35,134. Assets totaling $1,443,754 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is .3695 to 1 as of December 31, 2020.

3. Exemption from Rule 15c3-3

In November 2020, the Company amended its membership agreement with FINRA and will not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2020:

Computers and equipment	$ 440,679
Furniture and fixtures	234,065
Software	31,129
Leasehold improvements	640,715
	1,346,588
Less accumulated depreciation and amortization	(1,301,002)
	$ 45,586

Depreciation expense for the year ended December 31, 2020 totaled $66,683.

5. Intangible Assets

Intangible assets consist of the following at December 31, 2020:

Registered domain name	$ 7,000
Less accumulated amortization	(6,068)
	$ 932

Amortization expense for the year ended December 31, 2020 totaled $468.

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on June 30, 2021. Additionally, the Company leases certain office equipment under non-cancelable operating leases that expire at various dates through January 2022.

Amounts reported in the statement of financial condition as of December 31, 2020 related to the operating leases include a right-of-use lease asset of $649,832 and a lease liability of $682,836.

The operating lease assets are amortized over their estimated useful lives of five years and three and a half years for the San Francisco lease and New York lease, respectively. As of December 31, 2020, the remaining operating lease terms were six months for both the San Francisco lease and New York lease.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2021	$ 702,015
2022	1,005
	$ 703,020

Lease costs for the year-ended December 31, 2020 include operating lease expense totaling $1,347,221.

Letters of credit

At December 31, 2020, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $323,703 and expires August 30, 2021. The San Francisco office letter of credit is in the amount of $400,000 and expires August 31, 2021.

7. Paycheck Protection Program

In April 2020, the Company received loan proceeds of $935,100 from a promissory note issued by First Republic Bank, under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and is administered by the U.S. Small Business Administration ("SBA"). The term of the loan is two years and the annual interest rate is 1.00%. Payments of principal and interest are deferred for the first six months of the loan. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness will be determined based on the use of the loan proceeds for payroll costs, rent and utility expenses and the maintenance of workforce and compensation levels with certain limitations. The Company believes that it will likely qualify for full forgiveness, but there is uncertainty around the standards and operation of the PPP, and no assurance is provided that the Company will obtain forgiveness in whole or in part. The Company has accounted for the proceeds from the PPP as a loan and will record forgiveness upon being legally released from the loan obligation. The outstanding loan balance as of December 31, 2020 amounted to $935,100.

8. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution. The Company did not make a contribution to the plan during the year ended December 31, 2020.

9. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2020, the Company derived a substantial portion of its revenue from five major customers. Major customers, defined as those customers providing 10% or more of revenue, accounted for approximately 90% of total revenue for the year ended December 31, 2020.

10. Subsequent events

The Company has evaluated subsequent events through February 26, 2021, the date the financial statements were available to be issued. The Company applied for forgiveness with the lender for the Paycheck Protection Program loan. The Company is also under negotiation for a new office lease in San Francisco. No other subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

SUPPLEMENTAL INFORMATION

UNION SQUARE ADVISORS LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital		
Member's equity at December 31, 2020		$ 1,934,818
Non-allowable assets		(1,443,754)
Forgiveable expenses incurred under PPP loan		935,100
Net capital		$ 1,426,164
Aggregate indebtedness		$ 527,012
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 35,134
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 35,134
Excess net capital (net capital, less net capital requirement)		$ 1,391,030
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 1,373,462
Aggregate indebtedness to net capital		36.95%

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2020.

UNION SQUARE ADVISORS LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17. 17 C.F.R. § 240.15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF UNION SQUARE ADVISORS LLC FOR THE YEAR ENDED DECEMBER 31, 2020

To the Member of
Union Square Advisors LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Report on Exemption from Rule 15c3-3 pursuant to SEC Rule 17a-5, in which (1) Union Square Advisors LLC (the "Company") did not claim an exemption under paragraph (k) of 17.C.F.R. § 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Union Square Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934, and related SEC Staff Frequently Asked Questions.

Armanino LLP

Armanino LLP
San Jose, California

February 26, 2021

MOORE

An independent firm associated with Moore Global Network Limited

Union Square Advisors, LLC

SEA 15c3-3 EXEMPTION REPORT

FOR THE YEAR ENDING DECEMBER 31, 2020

I, Harriet Britt, Chief Compliance Officer and Chief Administrator of Union Square Advisors, LLC (the "Company") represent the following:

Union Square Advisors, LLC is a registered broker-dealer subject to Rule 17a5- promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This report is prepared as required by 17 C.F.R. 240.18a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing this Exemption Report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to C.F.R. 240.17a-5 because the Company limits its business activities exclusively to advisory services in mergers and acquisitions and in private placement activities.

2. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers. The Company did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2020 without exception; and

4. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Harriet Britt
Chief Compliance Officer
Chief Administrative Officer